UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                        MER Telemanagement Solutions Ltd.
                        ---------------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.1 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   M69676 10 0
                                 --------------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 29, 2008
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M69676 10 0


1   NAME OF REPORTING PERSON: Isaac Ben-Bassat

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israeli

NUMBER OF         7     SOLE VOTING POWER: 777,010 Ordinary Shares
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 0 Ordinary Shares
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: 777,010 Ordinary Shares
REPORTING PERSON
WITH              10    SHARED DISPOSITIVE POWER:  0 Ordinary Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    777,010 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.6%*

14  TYPE OF REPORTING PERSON:  HC

  -----------------

* Based on 6,682,912 Ordinary Shares that the Issuer advised were issued and outstanding as of October 1, 2008.

Item 1. Security and Issuer
        -------------------

         This Amendment No. 1 to the Statement on Schedule 13D dated relates to the Ordinary Shares, par value NIS 0.1 per share (the "Ordinary Shares"), of Mer Telemanagement Solutions Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at 22 Zarhin Street, Ra'anana 43662, Israel.

Item 2. Identity and Background
        -----------------------

         ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         This Statement is being filed by Mr. Isaac Ben-Bassat, a citizen of Israel. Mr Ben-Bassat serves as Executive Vice President and a director of C. Mer Industries Ltd., an Israeli company whose shares are traded on the Tel Aviv Stock Exchange. Mr. Ben-Bassat is also as a member of the board of directors of the Issuer. Mr. Ben-Bassat's business address is 5 Hazoref Street, Holon 58856, Israel.

         During the last five years, Mr. Ben-Bassat has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         Mr. Ben-Bassat purchased an aggregate of 87,796 Ordinary Shares of the Issuer under a Share Purchase Agreement dated September 28, 2008, among the Company, Mr. Ben-Bassat and other Purchasers named therein. The aggregate purchase price for such 87,796 Ordinary Shares was $100,000, all of which amount was paid by the Reporting Person from his personal funds.

Item 4. Purpose of Transaction.
        -----------------------

         ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         The 87,796 Ordinary Shares purchased by Mr. Ben-Bassat were purchased for investment purposes. Mr. Ben-Bassat currently does not have any plan or proposal, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

         ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         (a) Mr. Ben-Bassat is the beneficial owner of 777,010 Ordinary Shares of the Issuer, which constitute approximately 11.6% of the 6,682,912 Ordinary Shares of the Issuer that the Issuer advised were issued and outstanding as of October 1, 2008. Of such shares, (i) 146,965 Ordinary Shares were held of record by the Reporting Person; and (ii) 630,045 Ordinary Shares were held of record by Ron Dan Investments Ltd., a corporation controlled by Mr. Ben-Bassat.

         (b) Mr. Ben-Bassat has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 777,010 Ordinary Shares of the Issuer beneficially owned by him.

         (c) During the past 60 days, Mr. Ben-Bassat purchased 87,796 Ordinary Shares of the Issuer under a Share Purchase Agreement dated September 28, 2008, among the Company, Mr. Ben-Bassat and other Purchasers named therein. Except for such transaction, Mr. Ben-Bassat has not effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

         (d) No person other than Mr. Ben-Bassat has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in Item 5(c).

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
        with Respect to Securities of the Issuer
        ----------------------------------------

         None.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

         None.

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


         Date: October 30, 2008



                                            /s/ Isaac Ben-Bassat
                                            --------------------
                                            Isaac Ben-Bassat